EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
International Steel Group Inc.:

We consent to the use of our reports dated March 9, 2004 with respect to the consolidated balance sheets of International Steel Group Inc. and its subsidiaries as of December 31, 2003 and December 31, 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2003 and the period from inception, February 22, 2002, through December 31, 2002 and related financial statement schedule included herein, and to the reference to our firm under the heading “Experts” in the registration statement on Form F-4 of Ispat International N.V.

/s/ KPMG LLP

Cleveland, Ohio
December 10, 2004